SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 13, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          ☑                    Form 40-F          ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          ☐                    No          ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2008.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of October 2008.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated.

Philips reports net income of EUR 357 million Sales of EUR 6.3 billion
•	Healthcare and Lighting maintained solid growth in much tougher markets, with sales up 5% and 6% respectively on a comparable basis.

•	Sales at Consumer Lifestyle declined by EUR 600 million, of which more than half was attributable to the implementation of the new TV strategy.

•	Net income amounted to EUR 357 million, including a EUR 302 million gain on the sale of the remaining stake in TSMC.

•	EBITA of EUR 128 million was negatively impacted by net incidental charges totaling EUR 285 million, notably a charge for the final settlement of an asbestos liability.

•	Repurchases under the current share buy-back program reached almost EUR 3 billion by the end of Q3.
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“While Philips too cannot isolate itself from increasingly adverse economic circumstances, it is encouraging to see that the portfolio we have built over the past few years does indeed show the resilience we expected from it.
I am particularly delighted that Consumer Lifestyle, the sector most prone to swings in consumer demand, was able to improve its EBITA margin excluding restructuring to 5.9% of sales as a result of the sector’s relentless focus on profitability — accepting that strategic and portfolio management decisions may negatively impact short-term top-line growth.

Some of our Healthcare and Lighting businesses were also impacted by lower demand, but I am pleased we continued to grow in key businesses such as Patient Monitoring, Clinical Care Systems, Home Healthcare Solutions and of course in Green lighting solutions and Solid State Lighting. While neither of these sectors is immune to economic turmoil, I feel confident both will hold up well during this period.
I am also encouraged by the highly positive results of our 2008 Employee Engagement Survey, which put us practically on par with the high-performance benchmark, as a strong, highly motivated workforce is a particular precondition for success.
Given the limited visibility the current economic environment brings, we have taken a number of actions to safeguard profitability. We will rigidly manage cost and prices, further shift investments towards emerging markets and clear growth areas, and accelerate the ongoing optimization programs in all sectors.
These actions, executed by a highly engaged workforce and coupled with our strong financial position, allow us to continue to execute our agenda towards achieving our Vision for 2010 with specific focus on our target to more than double EBITA per share.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008
Sales	6,465	6,334
EBITA	444	128
as a % of sales	6.9	2.0
EBIT	393	37
as a % of sales	6.1	0.6
Financial income and expenses	18	307
Income tax expense	(192)	(4)
Results equity-accounted investees	128	9
Minority interests	(1)	(2)
Income from continuing operations	346	347
Discontinued operations	(15)	10
Net income	331	357

Per common share (in euros) — basic	0.31	0.37
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q3	Q3		compa-
	2007	2008	nominal	rable
Healthcare	1,585	1,806	14	5
Consumer Lifestyle	3,238	2,639	(18)	(8)
Lighting	1,496	1,785	19	6
I&EB	102	70	(31)	(27)
GM&S	44	34	(23)	(19)
Philips Group	6,465	6,334	(2)	(2)
Highlights in the quarter
Net income

•	Income from continuing operations of EUR 347 million was broadly in line with Q3 2007 and included a pre-tax charge of EUR 241 million for the final settlement of asbestos-related claims, a gain of EUR 302 million on the sale of the final stake in TSMC, and TSMC dividend income of EUR 23 million.
•	Excluding the asbestos-related charge, EBITA was EUR 75 million lower than in Q3 2007, due primarily to restructuring and acquisition-related charges totaling EUR 89 million, partly offset by a EUR 45 million gain on the sale of the Speech Recognition Systems activities.
•	Income tax expenses of Q3 2007 included a EUR 91 million charge following a change in the German corporate tax rate.
•	The lower results related to equity-accounted investees were attributable to operational income from LG Display in Q3 2007.
•	Discontinued operations relates to the results of MedQuist, which was divested in this quarter.
Sales by sector

•	Sales amounted to EUR 6,334 million, a nominal decline of 2% compared to Q3 2007. Excluding portfolio changes (5%) and a negative currency impact of 5%, comparable sales also declined by 2%. Growth at Healthcare and Lighting was more than offset by lower sales at Consumer Lifestyle. Group sales excluding the Television business were slightly ahead of Q3 2007.
•	Healthcare sales grew 5% on a comparable basis, largely driven by Customer Services and Patient Monitoring.
•	Consumer Lifestyle sales declined by 8% on a comparable basis compared to Q3 2007. Growth at Health & Wellness and Domestic Appliances was more than offset by lower sales at the other Consumer Lifestyle businesses, in particular Television.
•	Lighting reported 6% comparable growth year-on-year, led by good growth at Lamps, Lumileds and Professional Luminaires.
•	Comparable sales at I&EB were down 27% compared to Q3 2007 due to lower license revenues and lower sales at Assembléon.

Sales per market cluster
in millions of euros unless otherwise stated

			% change
	Q3	Q3		compa-
	2007	2008	nominal	rable
Western Europe	2,355	2,124	(10)	(9)
North America	1,827	1,847	1	(2)
Other mature markets	283	326	15	5
Total mature markets	4,465	4,297	(4)	(5)
Emerging markets	2,000	2,037	2	6
Philips Group	6,465	6,334	(2)	(2)
EBITA
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008

Healthcare	188	197
Consumer Lifestyle	171	95
Lighting	190	196
Innovation & Emerging Businesses	(35)	(46)
Group Management & Services	(70)	(314)
Philips Group	444	128
as a % of sales	6.9	2.0
EBITA
as a % of sales

	Q3	Q3
	2007	2008

Healthcare	11.9	10.9
Consumer Lifestyle	5.3	3.6
Lighting	12.7	11.0
Innovation & Emerging Businesses	(34.3)	(65.7)
Group Management & Services	(159.1)	(923.5)
Philips Group	6.9	2.0
EBIT
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008

Healthcare	154	138
Consumer Lifestyle	166	91
Lighting	178	168
Innovation & Emerging Businesses	(35)	(46)
Group Management & Services	(70)	(314)
Philips Group	393	37
as a % of sales	6.1	0.6
Sales per market cluster

•	Comparable sales in emerging markets grew 6% compared to Q3 2007, led by double-digit growth at Lighting and solid growth at Healthcare. Consumer Lifestyle saw growth in emerging markets, albeit at a lower pace than in prior quarters.

•	Comparable sales in mature markets declined 5% compared to Q3 2007, due to lower sales at Consumer Lifestyle, partly compensated by solid growth of the Healthcare business in Western Europe and North America.
Earnings

•	EBITA for the Group decreased by EUR 316 million compared to Q3 2007, primarily due to a EUR 241 million charge for the final settlement of asbestos claims and a total of EUR 89 million restructuring and acquisition-related charges, partly offset by a EUR 45 million gain on the sale of the Speech Recognition activities within Healthcare.

•	Healthcare EBITA came in at EUR 197 million, including a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Excluding this gain, EBITA amounted to EUR 152 million, or 8.4% of sales, impacted by acquisition-related charges of EUR 17 million and lower earnings, mainly at Imaging Systems, partly offset by higher earnings at Home Healthcare Solutions and Clinical Care Systems.

•	Consumer Lifestyle EBITA declined by EUR 76 million, largely due to restructuring charges of EUR 61 million, the majority of which were related to the Television business. Adjusted for these charges, EBITA margin improved by 0.6 percentage points to 5.9% of sales.

•	Lighting EBITA of EUR 196 million, including EUR 11 million of restructuring and acquisition-related charges, was slightly above the earnings of Q3 2007, which included net incidental gains of EUR 11 million. Additional earnings from Genlyte were largely offset by lower margins at the other businesses, notably Lamps and Automotive.

•	I&EB EBITA declined compared to Q3 2007 as a result of increased investments in the Incubators and emerging markets, as well as lower IP license income.

•	GM&S EBITA was impacted by a EUR 241 million charge related to actions to establish the final settlement of asbestos-related claims.

Financial income and expenses
in millions of euros

	Q3	Q3
	2007	2008

Interest expenses, net	(12)	(20)

TSMC

Sale of securities	—	302
Dividend	—	23

TPV option fair-value adjustment	4	(20)

Other	26	22
	18	307
Cash balance
in millions of euros

	Q3	Q3
	2007	2008

Cash of continuing operations	6,130	2,396
Cash of discontinued operations	131	94
Beginning balance	6,261	2,490

Net cash from operating activities	382	182
Gross capital expenditures	(174)	(211)
Acquisitions/divestments	(546)	14
Other cash from investing activities	210	861
Repurchase of shares	(807)	(803)
Changes in debt/other	(169)	(55)
Net cash flow discontinued operations	2	(18)
Ending balance	5,159	2,460
Less cash of discontinued operations	117	—
Cash of continuing operations	5,042	2,460
Financial income and expenses

•	Net interest charges increased by EUR 8 million compared to Q3 2007 as a result of a lower average cash position.

•	The sale of Philips’ remaining stake in TSMC resulted in a gain of EUR 302 million; TSMC dividend income of EUR 23 million was also recognized during the quarter.

•	Other results includes the sale of shares in D&M and Digimarc, which yielded a gain of EUR 24 million, while Q3 2007 included a gain of EUR 31 million on the sale of shares in Nuance Communications.
Cash balance

•	The Group cash balance declined by EUR 30 million during the quarter to EUR 2,460 million, mainly as a result of the further buy-back of shares totaling EUR 0.8 billion, partly offset by EUR 633 million proceeds from the sale of the final stake in TSMC, free cash inflow and proceeds from the sale of the stake in D&M.

•	Q3 2007 included the EUR 515 million acquisition of Color Kinetics and share repurchases totaling EUR 789 million.
Cash flows from operating activities

•	Operating activities generated a cash inflow of EUR 182 million in the quarter, compared to an inflow of EUR 382 million in Q3 2007. This reduction was largely attributable to lower proceeds from a TSMC cash dividend, higher interest payments and a restricted outflow associated with the creation of an asbestos-related trust account. Excluding these items, cash flow from operating activities was higher than in Q3 2007, thanks to lower working capital requirements at Healthcare and Lighting.

Gross capital expenditures

•	Gross capital expenditures were higher than in Q3 2007, mainly as a result of higher investments in energy-efficient capacity at Lighting.
Inventories

•	Inventories increased from EUR 3.8 billion at the end of Q3 2007 to EUR 4.2 billion due to the addition of inventory at Respironics and Genlyte as well as higher inventories at Lamps and Imaging Systems.

•	As a percentage of sales, inventories increased from 14.2% in Q3 2007 to 15.4%, attributable to increases across the sectors with the exception of Consumer Lifestyle.
Net debt and group equity

•	At the end of September 2008, the net debt position of EUR 1.5 billion compared to a EUR 1.4 billion net cash position a year ago. Sequentially, net debt was unchanged compared to Q2 2008 as proceeds from the sale of the remaining stake in TSMC (EUR 0.6 billion) and free cash flows were offset by further share repurchases of EUR 0.8 billion.

•	Group equity declined by EUR 0.8 billion compared to the end of June 2008. This was mainly attributable to the share repurchase program, which has resulted in the year-to-date purchase of approximately 123 million shares at an average price of less than EUR 24 per share.
Employment

•	At the end of September 2008, the number of employees was broadly in line with the level of Q3 2007 as higher personnel numbers at Healthcare and Lighting — mainly the result of acquisitions — were offset by the divestment of MedQuist and headcount reductions in other sectors.

•	The quarter-on-quarter reduction in the number of employees was mainly related to the divestment of MedQuist.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008

Sales	1,585	1,806
Sales growth
% nominal	3	14
% comparable	4	5

EBITA	188	197
as a % of sales	11.9	10.9

EBIT	154	138
as a % of sales	9.7	7.6

Net operating capital (NOC)	4,751	8,769

Number of employees (FTEs)	28,473	35,841
Business highlights

•	Philips continued to expand the industrial and commercial footprint of its healthcare business in fast-growing emerging markets via the acquisition of India-based Alpha X-Ray Technologies.

•	Under a deal struck during the quarter, the Florida Disney Children’s Hospital will have the first children’s emergency department in the US to feature Ambient Experience design solutions from Philips.

•	Philips launched the Suresign VM3 in India — the first patient monitor specifically designed for high-growth emerging markets — in order to capture a larger slice of the Indian patient monitoring market.

•	Commercial delivery of Philips’ cutting-edge Brilliance iCT scanner continued, with recent installations in healthcare facilities in the US, Italy, the Netherlands and Germany.
Financial performance

•	Equipment order intake grew 4% on a currency-comparable basis, supported largely by growth at Patient Monitoring and Clinical Care Systems. Year-to-date equipment order intake growth now stands at 5%.

•	Sales grew 5% comparably year-on-year, with higher sales visible in all businesses, and particularly strong growth at Customer Services and Patient Monitoring. Respironics grew in line with expectation at 14% compared to Q3 2007.

•	EBITA amounted to EUR 197 million, or 10.9% of sales, including a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Adjusted for the gain on Speech Recognition Systems and EUR 17 million of acquisition and integration-related charges, EBITA was below Q3 2007 at EUR 169 million, or 9.4% of sales. Higher earnings at Clinical Care Systems and Home Healthcare Solutions were offset by lower earnings at Imaging Systems, which was impacted by lower volume and margin pressures.

•	Net operating capital increased by EUR 4.0 billion compared to Q3 2007, mainly due to acquisitions. This also explains the increase in the number of employees.

Looking ahead

•	For 2008, acquisition and integration charges related to Respironics, VISICU and Emergin are estimated at approximately EUR 95 million, of which around EUR 25 million is expected to impact EBITA in Q4.

•	Healthcare will accelerate a number of initiatives to improve margins and to further optimize its operations structure, particularly in Imaging Systems. This is expected to lead to charges of approximately EUR 50 million in Q4.

•	Philips will become the first-ever Magnetic Resonance equipment maker in Latin America when it commences production of these high-quality systems at its existing factory in Brazil in late October 2008, further strengthening Philips’ industrial footprint in emerging markets.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008
Sales	3,238	2,639
of which Television	1,511	1,195

Sales growth
% nominal	9	(18)
% comparable	10	(8)

Sales growth excl. Television
% nominal	13	(16)
% comparable	15	(7)

EBITA	171	95
of which Television	(43)	(73)
as a % of sales	5.3	3.6

EBIT	166	91
of which Television	(43)	(73)
as a % of sales	5.1	3.4

Net operating capital (NOC)	1,507	1,644
of which Television	(13)	139

Number of employees (FTEs)	25,540	20,854
of which Television	7,950	6,276
Business highlights

•	Philips showcased its latest consumer-driven innovations at Europe’s largest consumer electronics show, IFA in Berlin, with the new ultra-slim Philips Essence TV and Cinema One, a new home theater system, as key highlights.

•	Leveraging profound consumer insights and following extensive market research, Philips in the UK launched a range of Intimate Massagers designed for use by couples.

•	Philips has introduced the next generation of its 20 million unit-selling Senseo coffee maker, the Senseo Latte Select, which can make cappuccino, latte macchiato or caffé latte by automatically adding frothed fresh milk.

•	Philips’ LED Backlighting LCD TV and Streamium Wireless Micro Hi-Fi system were named as the best products in their respective categories in 2008-2009 by the prestigious European Imaging & Sound Association (EISA).
Financial performance

•	Softening consumer demand in mature markets, together with ongoing portfolio and margin management, resulted in an 8% comparable sales decline. Sales in emerging markets continued to grow (up 2% on a comparable basis compared to Q3 2007) albeit at a slower pace than in recent quarters.
•	Good growth at Health & Wellness and Domestic Appliances could not compensate for sales declines in most of the other businesses, notably Television which saw a sales decline of 9%.
•	The acceleration of restructuring plans led to total charges of EUR 61 million, of which EUR 40 million related to Television and EUR 21 million mostly to the other former CE businesses within the sector.
•	Despite the lower sales level, EBITA margin excluding restructuring charges remained robust at 5.9% of sales, as a result of consistent margin and cost management.
Looking ahead

•	Consumer Lifestyle expects to incur further restructuring charges of around EUR 60 million in Q4, largely in the Television business. This will bring the total amount to approximately EUR 190 million for the full year, of which EUR 130 million relates to Television.
•	In order to limit the impact of rising prices for raw materials and other commodities, the sector will take measures to protect margins, including further portfolio management.
•	Consumer Lifestyle will introduce several new products in Q4, including the second-generation Wake-Up Light and the latest Philips Network Music Players.

Lighting
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008
Sales	1,496	1,785
Sales growth
% nominal	9	19
% comparable	2	6
EBITA	190	196
as a % of sales	12.7	11.0
EBIT	178	168
as a % of sales	11.9	9.4
Net operating capital (NOC)	4,116	6,349
Number of employees (FTEs)	54,951	59,875
Business highlights

•	Lighting took another step in further leveraging its recently acquired consumer luminaires business by introducing the energy-saving Ecomoods consumer-luminaire range in Europe and Asia.
•	At the Automechanika Fair in Frankfurt, Germany, Philips announced a number of new automotive lighting innovations, including the EcoVision headlamp that consumes 20% less energy and lasts twice as long as a standard car headlamp while providing 10% more light.
•	Philips was chosen to light the first-ever Formula One night race, which recently took place in Singapore, based on the strictest criteria concerning safety as well as providing the best viewing experience.
•	Philips has won contracts to replace the fluorescent lamps in all freezers in Sainsbury’s and Tesco stores in the UK with innovative lighting solutions using Philips Luxeon LEDs, which deliver significant benefits in terms of energy efficiency and resistance to extreme temperature conditions.
Financial performance

•	Comparable sales grew 6% compared to Q3 2007, driven by continued strong growth in emerging markets (17%) and energy-efficient lighting applications (18%), including very strong growth in LED solutions. This growth was tempered by a continued market slowdown in Western Europe and North America.
•	Despite the visible market slowdown, both the European Professional Luminaires business and Genlyte in North America delivered comparable sales growth year-over-year.
•	Earnings of EUR 196 million (including EUR 11 million of restructuring and acquisition-related charges) were EUR 6 million above the level of Q3 2007, which included net incidental gains of EUR 11 million. The positive impact of the addition of the Genlyte EBITA was offset by margin compression in mature markets as a result of slowing demand, particularly in the construction and automotive segments.
•	The increase in net operating capital and employees was primarily a result of the Genlyte acquisition in Q1 2008.

Looking ahead

•	In view of macro-economic developments, Lighting expects to take a charge of up to EUR 100 million in Q4 to further increase organizational effectiveness and strengthen its position as the industry leader.
•	Lighting will also continue to focus on working capital and selectively increase prices further to protect margins.
•	In the coming months, Lighting will expand its LED offerings for the professional and consumer segments, launching a range of innovative LED products: the UrbanLine for street lighting, Ledino consumer luminaires, Master LED for hospitality, the Fortimo downlight for shops, DayWave for offices and ColorReach for city beautification.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008
Sales	102	70
Sales growth
% nominal	(68)	(31)
% comparable	38	(27)
EBITA Technologies / Incubators	(33)	(40)
EBITA others	(2)	(6)
EBITA	(35)	(46)
EBIT	(35)	(46)
Net operating capital (NOC)	217	152
Number of employees (FTEs)	6,057	5,509
Business highlights

•	Philips announced that it is leading the EU-funded research project ‘euHeart’, which is aimed at the development of advanced computer models of the human heart for diagnosis, therapy planning and treatment of cardiovascular disease — one of the biggest causes of mortality in the Western world.
•	Philips has announced that it is developing an ultrasound-based ‘microbubbles’ drug delivery system, designed to increase the effectiveness and reduce the side effects of chemotherapy treatment for certain types of cancer.
•	Consistent with Philips’ strategy to spin out viable ventures outside of its core business spaces, a number of ventures have been transferred from Philips’ Incubators to a venture capital fund.
•	Philips Research and the University of Urbino have signed a research agreement to study the encapsulation of magnetic nanoparticle contrast agents inside living blood cells.
•	Philips and Lawrence Berkeley National Laboratory have signed an agreement to jointly develop new energy-efficiency lighting and temperature management solutions for buildings.
Financial performance

•	EBITA of Innovation & Emerging Businesses was in line with expectation. The earnings decline compared to Q3 2007 was attributable to higher investment in the Incubators and emerging markets, as well as lower IP license income.
Looking ahead

•	Investment in Innovation & Emerging Businesses is expected to be lower than the run rate of EUR 40 million per quarter, consistent with previous guidance.
•	Triggered by the ongoing weakness in the semiconductor market, Assembléon expects restructuring activities in Q4, leading to charges estimated at EUR 18 million.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2007	2008
Sales	44	34
Sales growth
% nominal	52	(23)
% comparable	73	(19)
EBITA Corporate & Regional Costs	(37)	(42)
EBITA Brand Campaign	(26)	(14)
EBITA Service Units, Pensions and Other	(7)	(258)
EBITA	(70)	(314)
EBIT	(70)	(314)
Net operating capital (NOC)	730	445
Number of employees (FTEs)	7,103	5,932
Business highlights

•	In the 2008 ranking of the top-100 global brands as compiled annually by leading brand consultant, Interbrand, the value of the Philips brand increased 8% to USD 8.3 billion, ranking Philips in 43rd place.
•	As a result of Philips’ continuous journey to build the brand, the company is receiving increased recognition in terms of awards, e.g. the Gold IF design award for the new consumer website and a German PR prize for the best environmental campaign. Furthermore, Philips was recently nominated for the overall Marketing Excellence Award 2008 by Dutch industry organization NIMA.
•	Philips was recently named among the 2008 World’s Most Ethical Companies by Ethisphere Magazine, the quarterly publication of the Ethisphere Institute, which actively stimulates companies to invent solutions that reduce the carbon footprint.
•	As part of Philips’ ongoing efforts to increase efficiency and cut travel expenses by 20%, six Philips offices around the globe have recently been equipped with a state-of-the-art executive video-conferencing solution.
Financial performance

•	Group Management & Services reported a total negative result of EUR 314 million, including EUR 241 million charges for the final settlement of asbestos-related claims and associated legal fees.
•	Compared to Q3 2007, higher corporate and regional overhead costs were partly due to incidental legal fees.
•	Brand campaign investments were broadly in line with expectations, with major campaigns shifted to Q4.
Looking ahead

•	The investment in the brand campaign is expected to amount to EUR 37 million in Q4 2008.
•	Country and regional overhead costs are expected to remain at the level of Q4 2007: it is expected that cost reductions will be offset by incidental charges.

Highlights in the 1st nine months
The 1st nine months of 2008
•	Comparable sales were 2% higher than in the first nine months of 2007, supported by growth at Healthcare (4%) and Lighting (5%).
•	EBITA amounted to EUR 806 million, 33% lower than in the corresponding period of 2007, primarily due to the asbestos settlement and higher restructuring, acquisition and integration-related charges.
•	Financial income and expenses declined by EUR 1.2 billion to EUR 847 million, mainly due to lower gains on the sale of stakes in TSMC and the NXP impairment charge.
•	Results relating to equity-accounted investees decreased by EUR 62 million, attributable to operational income from LG Display in Q3 2007.
Net income
in millions of euros unless otherwise stated

		January-September
	2007	2008
Sales	18,428	18,762
EBITA	1,200	806
as a % of sales	6.5	4.3
EBIT	1,042	537
as a % of sales	5.7	2.9
Financial income and expenses	2,034	847
Income tax expense	(396)	(150)
Results equity-accounted investees	135	73
Minority interests	(3)	(4)
Income from continuing operations	2,812	1,303
Discontinued operations	(37)	(7)
Net income	2,775	1,296
Per common share (in euros) — basic	2.54	1.28
Management summary

•	Sales for the first nine months totaled EUR 18.8 billion, 2% higher than in the corresponding period of 2007 on a comparable basis. The year-to-date share of total sales attributable to emerging markets was 30%, one percentage point above last year. Order intake at Healthcare rose 5%, which is one percentage point above the first nine months of 2007. Sales at Healthcare showed comparable growth of 4% compared to the first nine months of 2007, while comparable sales at Consumer Lifestyle remained flat. Lighting showed a 5% increase year-on-year.
•	EBITA in the first nine months was EUR 806 million, 33% lower than in the corresponding period of 2007, mainly due to EUR 241 million of charges related to the final asbestos claim settlement, higher incidental charges at Consumer Lifestyle and acquisition-related charges at Healthcare and Lighting, partly offset by the gains on the sale of the Set-Top Box and Speech Recognition activities.
•	Net income in the first nine months of 2008 decreased by EUR 1.5 billion compared to the first nine months of 2007. This reduction is attributable to a EUR 505 million lower EBIT and a EUR 1.2 billion decline in financial income, mainly related to lower gains from the sale of TSMC shares and a EUR 299 million impairment charge with respect to NXP.
•	Cash flows from operating activities showed an earnings-related decline of EUR 414 million compared to the first nine months of 2007.
•	Net operating capital increased by EUR 6.0 billion compared to the level at the end of Q3 2007, largely due to the recent acquisitions.

Outlook

Looking to the ongoing deterioration in the macro-economic environment, we are cautious on end-market demand for the fourth quarter, in particular for the construction and retail sectors. We will continue to pro-actively initiate actions to protect margins through the selective implementation of price increases and the acceleration of already-planned projects across all sectors, for which we foresee charges of up to EUR 230 million in Q4. These projects will reduce cost and will further simplify our supply chain and industrial infrastructure.
While these actions will affect our short-term profitability, they will accelerate the structural improvement of margins and allow us to make further progress towards our goals for 2010.
Philips has a strong balance sheet. To date, we have completed EUR 3.1 billion of our current EUR 5 billion share repurchase program which we announced in December 2007. Going forward, in light of both the risks and opportunities presented by the deterioration of the economy and the financial market turbulence, we will slow down the completion of the program.
Amsterdam, October 13, 2008
Board of Management

16

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2007	2008	2007	2008

Sales	6,465	6,334	18,428	18,762
Cost of sales	(4,295)	(4,392)	(12,179)	(12,679)
Gross margin	2,170	1,942	6,249	6,083

Selling expenses	(1,181)	(1,320)	(3,476)	(3,747)
General and administrative expenses	(224)	(284)	(629)	(771)
Research and development expenses	(410)	(371)	(1,214)	(1,193)
Other business income and expenses	38	70	112	165
Income from operations	393	37	1,042	537

Financial income and expenses	18	307	2,034	847
Income before taxes	411	344	3,076	1,384

Income tax expense	(192)	(4)	(396)	(150)
Income after taxes	219	340	2,680	1,234

Results relating to equity-accounted investees	128	9	135	73
Minority interests	(1)	(2)	(3)	(4)
Income from continuing operations	346	347	2,812	1,303

Discontinued operations	(15)	10	(37)	(7)
Net income	331	357	2,775	1,296

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,081,120	972,087	1,093,496	1,010,707
• diluted	1,092,424	977,701	1,104,852	1,018,467

Net income per common share in euros:
• basic	0.31	0.37	2.54	1.28
• diluted	0.30	0.37	2.51	1.27

Ratios
Gross margin as a % of sales	33.6	30.7	33.9	32.4
Selling expenses as a % of sales	(18.3)	(20.8)	(18.9)	(20.0)
G&A expenses as a % of sales	(3.5)	(4.5)	(3.4)	(4.1)
R&D expenses as a % of sales	(6.3)	(5.9)	(6.6)	(6.4)

EBIT or Income from operations	393	37	1,042	537
as a % of sales	6.1	0.6	5.7	2.9

EBITA	444	128	1,200	806
as a % of sales	6.9	2.0	6.5	4.3

Consolidated balance sheets
in millions of euros unless otherwise stated

	September 30,	December 31,	September 30,
	2007	2007	2008

Current assets:
Cash and cash equivalents	5,042	8,769	2,460
Receivables	4,549	4,670	5,015
Current assets of discontinued operations	180	169	—
Inventories	3,759	3,203	4,166
Other current assets	1,476	1,020	1,287
Total current assets	15,006	17,831	12,928

Non-current assets:
Investments in equity-accounted investees	2,897	1,886	314
Other non-current financial assets	4,336	3,183	2,013
Non-current receivables	141	84	54
Non-current assets of discontinued operations	175	164	—
Other non-current assets	3,254	3,726	3,542
Property, plant and equipment	3,169	3,180	3,489
Intangible assets excluding goodwill	2,230	2,154	4,003
Goodwill	4,221	4,135	7,745
Total assets	35,429	36,343	34,088

Current liabilities:
Accounts and notes payable	3,206	3,372	3,171
Current liabilities of discontinued operations	50	46	—
Accrued liabilities	3,131	2,984	3,302
Short-term provisions	617	377	990
Other current liabilities	524	509	435
Short-term debt	2,421	2,345	660
Total current liabilities	9,949	9,633	8,558

Non-current liabilities:
Long-term debt	1,211	1,212	3,298
Non-current liabilities of discontinued operations	113	111	—
Long-term provisions	2,515	2,727	2,997
Other non-current liabilities	790	934	1,045
Total liabilities	14,578	14,617	15,898

Minority interests	45	42	46
Stockholders’ equity	20,806	21,684	18,144
Total liabilities and equity	35,429	36,343	34,088

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,063,387	1,064,893	946,366

Ratios
Stockholders’ equity per common share in euros	19.57	20.36	19.17

Inventories as a % of sales	14.2	12.0	15.4
Net debt (cash): group equity	(7):107	(32):132	8:92
Net operating capital	11,321	10,586	17,359
Employees at end of period	128,119	123,801	128,011
of which discontinued operations	5,995	5,703	—

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2007	2008	2007	2008

Cash flows from operating activities:
Net income	331	357	2,775	1,296
(Income) loss discontinued operations	15	(10)	37	7
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	209	268	617	784
Impairment of goodwill, equity-accounted investees and other non-current financial assets	—	(1)	39	298
Net gain on sale of assets	(59)	(403)	(2,050)	(1,363)
(Income) loss from equity-accounted investees (net of dividends received)	(128)	(5)	(101)	(17)
Minority interests (net of dividends paid)	1	2	3	4
(Increase) decrease in working capital/other current assets	(47)	(129)	(1,263)	(1,277)
(Increase) decrease in non-current receivables/other assets/ other liabilities	35	(35)	25	(236)
Increase (decrease) in provisions	2	128	(180)	184
Proceeds from sale of trading securities	—	—	182	—
Other items	23	10	78	68
Net cash provided by (used for) operating activities	382	182	162	(252)

Cash flows from investing activities:
Purchase of intangible assets	(27)	(23)	(99)	(87)
Capital expenditures on property, plant and equipment	(147)	(188)	(483)	(514)
Proceeds from disposals of property, plant and equipment	30	85	64	157
Cash from (to) derivatives	43	88	52	343
Proceeds from sale (purchase) of other non-current financial assets	137	688	3,166	2,576
(net) Proceeds from sale (purchase) of businesses	(546)	14	(1,266)	(5,253)
Net cash provided by (used for) investing activities	(510)	664	1,434	(2,778)

Cash flows from financing activities:
Increase (decrease) in debt	(132)	(96)	(243)	268
Treasury stock transactions	(807)	(803)	(1,471)	(2,886)
Dividend paid	—	—	(639)	(698)
Net cash provided by (used for) financing activities	(939)	(899)	(2,353)	(3,316)

Net cash provided by (used for) continuing operations	(1,067)	(53)	(757)	(6,346)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	6	(18)	(91)	(50)
Net cash provided by (used for) investing activities	(4)	—	39	(1)
Net cash provided by (used for) financing activities	—	—	—	—
Net cash provided by (used for) discontinued operations	2	(18)	(52)	(51)

Net cash provided by (used for) continuing and discontinued operations	(1,065)	(71)	(809)	(6,397)

Effect of change in exchange rates on cash positions	(37)	41	(55)	(20)
Cash and cash equivalents at beginning of period	6,261	2,490	6,023	8,877
Cash and cash equivalents at end of period	5,159	2,460	5,159	2,460
Less cash of discontinued operations at end of period	117	—	117	—
Cash of continuing operations at end of period	5,042	2,460	5,042	2,460

* For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	(128)	846	1,596	(3,030)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

										January to
					accumulated other comprehensive income (loss)					September 2008
		capital in			unrealized gain		changes in			total
		excess		currency	(loss) on		fair value of		treasury	stock-
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity

Balance as of December 31, 2007	228	—	25,559	(2,373)	1,048	(590)	28	(1,887)	(2,216)	21,684
Net income			1,296							1,296
Net current period change				31	(165)	53	(3)	(84)		(84)
Reclassifications into income				10	(1,208)		(36)	(1,234)		(1,234)
Total comprehensive income (loss), net of tax			1,296	41	(1,373)	53	(39)	(1,318)		(22)

Dividend			(720)							(720)
Cancellation of treasury stock	(26)		(3,370)						3,396	—
Purchase of treasury stock									(2,924)	(2,924)
Re-issuance of treasury stock		(76)							124	48
Share-based compensation plans		78								78
Balance as of September 30, 2008	202	2	22,765	(2,332)	(325)	(537)	(11)	(3,205)	(1,620)	18,144

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income from operations

	3rd quarter
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,585	154	9.7	1,806	138	7.6
Consumer Lifestyle*	3,238	166	5.1	2,639	91	3.4
Lighting	1,496	178	11.9	1,785	168	9.4
Innovation & Emerging Businesses	102	(35)	(34.3)	70	(46)	(65.7)
Group Management & Services	44	(70)	(159.1)	34	(314)	(923.5)
	6,465	393	6.1	6,334	37	0.6

* of which Television	1,511	(43)	(2.8)	1,195	(73)	(6.1)

	January to September
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	4,641	412	8.9	5,080	353	6.9
Consumer Lifestyle*	8,840	405	4.6	8,088	243	3.0
Lighting	4,434	505	11.4	5,235	501	9.6
Innovation & Emerging Businesses	372	(102)	(27.4)	252	(155)	(61.5)
Group Management & Services	141	(178)	(126.2)	107	(405)	(378.5)
	18,428	1,042	5.7	18,762	537	2.9

* of which Television	4,062	(163)	(4.0)	3,781	(280)	(7.4)

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to September		Sept 30,
	2007	2008	2007	2008
Healthcare	4,641	5,080	6,774	11,153
Consumer Lifestyle	8,840	8,088	4,822	4,622
Lighting	4,434	5,235	5,342	7,816
Innovation & Emerging Businesses	372	252	601	514
Group Management & Services	141	107	17,535	9,983
	18,428	18,762	35,074	34,088

Discontinued operations			355	—
			35,429	34,088
Sales and long-lived assets

	sales		long-lived assets *
	January to September		Sept 30,
	2007	2008	2007	2008
United States	4,848	5,132	5,261	10,976
Germany	1,320	1,422	294	281
China	1,247	1,287	167	217
France	1,128	1,147	97	108
United Kingdom	841	769	758	605
Netherlands	748	714	1,177	1,224
Other countries	8,296	8,291	1,866	1,826
	18,428	18,762	9,620	15,237

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	3rd quarter		January to September 2008
	Netherlands	other	Netherlands	other
Service cost	33	19	101	63
Interest cost on the projected benefit obligation	131	100	393	297
Expected return on plan assets	(193)	(98)	(577)	(284)
Net actuarial (gain) loss	(3)	21	(11)	50
Prior service cost (income)	(10)	2	(32)	7
Net periodic cost (income)	(42)	44	(126)	133
Costs of defined-contribution plans

	3rd quarter		January to September 2008
	Netherlands	other	Netherlands	other
Costs	3	22	5	68
	3	22	5	68
Net periodic costs of postretirement benefits other than pensions

	3rd quarter		January to September 2008
	Netherlands	other	Netherlands	other
Service cost	—	—	—	2
Interest cost on the accumulated postretirement benefit obligation	—	9	—	25
Transition obligation	—	2	—	4
Net actuarial loss	—	2	—	6
Net periodic cost	—	13	—	37

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2007	2008	2007	2008

Sales	6,465	6,334	18,428	18,762
Cost of sales	(4,311)	(4,415)	(12,201)	(12,704)
Gross margin	2,154	1,919	6,227	6,058

Selling expenses	(1,183)	(1,304)	(3,479)	(3,730)
General and administrative expenses	(210)	(280)	(580)	(763)
Research and development expenses	(395)	(444)	(1,188)	(1,250)
Impairment of goodwill	—	(90)	—	(90)
Other business income and expenses	36	73	74	148
Income (loss) from operations	402	(126)	1,054	373

Financial income and expenses	16	158	2,207	793
Income before taxes	418	32	3,261	1,166

Income tax expense	(157)	1	(366)	(143)
Income after taxes	261	33	2,895	1,023

Results relating to equity-accounted investees	128	9	117	71

Minority interests	(2)	(1)	(5)	(4)
Income from continuing operations	387	41	3,007	1,090

Discontinued operations	(16)	21	(49)	5
Net income	371	62	2,958	1,095

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,081,120	972,087	1,093,496	1,010,707
• diluted	1,092,701	977,701	1,107,499	1,018,530

Net income per common share in euros:
• basic	0.34	0.06	2.71	1.08
• diluted	0.34	0.06	2.67	1.08

Ratios
Gross margin as a % of sales	33.3	30.3	33.8	32.3
Selling expenses as a % of sales	(18.3)	(20.6)	(18.9)	(19.9)
G&A expenses as a % of sales	(3.2)	(4.4)	(3.1)	(4.1)
R&D expenses as a % of sales	(6.1)	(7.0)	(6.4)	(6.7)

EBIT or Income (loss) from operations	402	(126)	1,054	373
as a % of sales	6.2	(2.0)	5.7	2.0

EBITA	462	(27)	1,225	644
as a % of sales	7.1	(0.4)	6.6	3.4

Consolidated balance sheets in accordance with IFRS
in millions of euros unless otherwise stated

	September 30,	December 31,	September 30,
	2007	2007	2008

Current assets:
Cash and cash equivalents	5,042	8,769	2,460
Receivables	4,549	4,670	5,015
Current assets of discontinued operations	180	149	—
Inventories	3,759	3,203	4,166
Other current assets	816	622	654
Total current assets	14,346	17,413	12,295

Non-current assets:
Investments in equity-accounted investees	2,779	1,817	321
Other non-current financial assets	4,336	3,183	1,971
Non-current receivables	136	78	52
Non-current assets of discontinued operations	158	170	—
Other non-current assets	2,548	2,610	2,849
Deferred tax assets	1,259	1,271	747
Property, plant and equipment	3,183	3,194	3,499
Intangible assets excluding goodwill	2,923	2,835	4,591
Goodwill	3,929	3,800	7,321
Total assets	35,597	36,371	33,646

Current liabilities:
Accounts and notes payable	3,206	3,372	3,171
Current liabilities of discontinued operations	50	46	—
Accrued liabilities	3,119	2,975	3,260
Short-term provisions	610	382	957
Other current liabilities	524	509	435
Short-term debt	2,427	2,350	664
Total current liabilities	9,936	9,634	8,487

Non-current liabilities:
Long-term debt	1,212	1,213	3,324
Long-term provisions	1,829	2,021	1,809
Deferred tax liabilities	737	667	924
Non-current liabilities of discontinued operations	33	32	—
Other non-current liabilities	796	894	995
Total liabilities	14,543	14,461	15,539

Minority interests *	130	127	53
Stockholders’ equity	20,924	21,783	18,054
Total liabilities and equity	35,597	36,371	33,646

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,063,387	1,064,893	946,366

Ratios
Stockholders’ equity per common share in euros	19.68	20.46	19.08

Inventories as a % of sales	14.2	12.0	15.4
Net debt (cash): group equity	(7):107	(31):131	8:92
Net operating capital	11,741	10,859	17,445

Employees at end of period	128,119	123,801	128,011
of which discontinued operations	5,995	5,703	—

*	of which discontinued operations EUR 85 million end of Sept 2007 and EUR 79 million end of December 2007

Reconciliation from US GAAP to IFRS
in millions of euros
Reconciliation of net income from US GAAP to IFRS

	3rd quarter		January to September
	2007	2008	2007	2008

Net income as per the consolidated statements of income on a US GAAP basis	331	357	2,775	1,296

Adjustments to IFRS:
Capitalized product development expenses	82	27	157	136
Amortization and impairment of product development assets	(66)	(98)	(130)	(191)
Pensions and other postretirement benefits	15	17	44	29
Amortization of intangible assets	(7)	(5)	(21)	(18)
Provisions	(19)	(23)	(11)	(24)
Financial income and expenses	(2)	(149)[1]	173	(54)
Equity-accounted investees	—	—	(18)	(2)
Deferred income tax effects	35	5	30	7
Discontinued operations	(1)	11	(12)	12
Other differences in income	3	(80)[2]	(29)	(96)
Net income in accordance with IFRS	371	62	2,958	1,095

1)	Financial income and expenses includes an impairment of LG Display of EUR 178 million under IFRS only (IAS 39), and a higher gain on the sale of TSMC securities of EUR 40 million under IFRS due to a lower net assets cost base.

2)	Other differences in income includes an impairment of goodwill of Lumileds of EUR 90 million under IFRS only, due to the higher net assets related to the acquisition purchase (step-up) accounting under IFRS in 2005.
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Sept 30,	Sept 30,
	2007	2008

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	20,806	18,144

Adjustments to IFRS:
Product development expenses	518	445
Pensions and other postretirement benefits	(84)	(130)
Goodwill amortization and impairment charges	(269)	(347)
Goodwill capitalization (acquisition-related)	(24)	(78)
Acquisition-related intangibles	176	143
Investments in equity-accounted investees	(119)	7
Impairment of other non-current financial assets	—	(42)
Recognized results on sale-and-leaseback transactions	42	37
Provisions	43	(28)
Deferred income tax effects	(157)	(106)
Assets from discontinued operations	(17)	—
Other differences in equity	9	9
Stockholders’ equity in accordance with IFRS	20,924	18,054

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	3rd quarter				January to September
	comparable	currency	consolidation	nominal	comparable	currency	consolidation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth

2008 versus 2007
Healthcare	4.8	(7.6)	16.8	14.0	4.0	(7.9)	13.4	9.5
Consumer Lifestyle	(8.1)	(3.5)	(6.9)	(18.5)	(0.6)	(4.2)	(3.7)	(8.5)
Lighting	6.1	(5.3)	18.5	19.3	5.0	(5.3)	18.4	18.1
I&EB	(26.8)	(1.3)	(3.3)	(31.4)	(13.7)	(1.9)	(16.7)	(32.3)
GM&S	(19.2)	(3.5)	—	(22.7)	(22.9)	(1.2)	—	(24.1)
Philips Group	(1.8)	(4.8)	4.6	(2.0)	1.6	(5.4)	5.6	1.8
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

January to September 2008
EBITA	806	513	255	598	(155)	(405)
Amortization intangibles (excl. software)	(254)	(155)	(12)	(87)	—	—
Write-off of acquired in-process R&D	(15)	(5)	—	(10)	—	—
Income from operations (or EBIT)	537	353	243	501	(155)	(405)

January to September 2007
EBITA	1,200	525	418	537	(102)	(178)
Amortization intangibles (excl. software)	(148)	(104)	(13)	(31)	—	—
Write-off of acquired in-process R&D	(10)	(9)	—	(1)	—	—
Income from operations (or EBIT)	1,042	412	405	505	(102)	(178)
Composition of net debt and group equity

	Sept 30,	Sept 30,
	2007	2008

Long-term debt	1,211	3,298
Short-term debt	2,421	660
Total debt	3,632	3,958
Cash and cash equivalents	5,042	2,460
Net debt (cash) (total debt less cash and cash equivalents)	(1,410)	1,498

Minority interests	45	46
Stockholders’ equity	20,806	18,144
Group equity	20,851	18,190

Net debt and group equity	19,441	19,688

Net debt (cash) divided by net debt (cash) and group equity (in %)	(7)	8
Group equity divided by net debt (cash) and group equity (in %)	107	92

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

Sept 30, 2008
Net operating capital (NOC)	17,359	8,769	1,644	6,349	152	445
Exclude liabilities comprised in NOC:
• payables/liabilities	7,953	2,049	2,615	1,261	225	1,803
• intercompany accounts	—	40	89	37	(13)	(153)
• provisions 1)	2,733	240	272	154	29	2,038
Include assets not comprised in NOC:
• investments in equity-accounted investees	314	55	2	15	121	121
• other current financial assets	74	—	—	—	—	74
• other non-current financial assets	2,013	—	—	—	—	2,013
• deferred tax assets	1,182	—	—	—	—	1,182
• liquid assets	2,460	—	—	—	—	2,460
Total assets of continuing operations	34,088	11,153	4,622	7,816	514	9,983
Assets of discontinued operations	—
Total assets	34,088

1)	provisions on balance sheet EUR 3,989 million excluding deferred tax liabilities of EUR 1,255 million

Sept 30, 2007

Net operating capital (NOC)	11,321	4,751	1,507	4,116	217	730
Exclude liabilities comprised in NOC:
• payables/liabilities	7,651	1,735	2,967	1,051	253	1,645
• intercompany accounts	—	22	58	28	(23)	(85)
• provisions 2)	2,486	216	290	140	36	1,804
Include assets not comprised in NOC:
• investments in equity-accounted investees	2,897	50	—	7	118	2,722
• other non-current financial assets	4,336	—	—	—	—	4,336
• securities	18	—	—	—	—	18
• deferred tax assets	1,323	—	—	—	—	1,323
• liquid assets	5,042	—	—	—	—	5,042
Total assets of continuing operations	35,074	6,774	4,822	5,342	601	17,535
Assets of discontinued operations	355
Total assets	35,429

2)	provisions on balance sheet EUR 3,132 million excluding deferred tax liabilities of EUR 646 million
Composition of cash flows before financing activities — continuing operations

	3rd quarter		January to September
	2007	2008	2007	2008

Cash flows provided by (used for) operating activities	382	182	162	(252)
Cash flows provided by (used for) investing activities	(510)	664	1,434	(2,778)
Cash flows before financing activities	(128)	846	1,596	(3,030)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2007				2008
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,930	6,033	6,465	8,365	5,965	6,463	6,334
% increase	(2)	(4)	4	4	1	7	(2)
EBITA	370	386	444	865	265	413	128
as a % of sales	6.2	6.4	6.9	10.3	4.4	6.4	2.0
EBIT	312	337	393	810	175	325	37
as a % of sales	5.3	5.6	6.1	9.7	2.9	5.0	0.6
Net income	875	1,569	331	1,393	219	720	357
per common share in euros	0.80	1.43	0.31	1.31	0.21	0.71	0.37

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,930	11,963	18,428	26,793	5,965	12,428	18,762
% increase	(2)	(3)	(1)	—	1	4	2
EBITA	370	756	1,200	2,065	265	678	806
as a % of sales	6.2	6.3	6.5	7.7	4.4	5.5	4.3
EBIT	312	649	1,042	1,852	175	500	537
as a % of sales	5.3	5.4	5.7	6.9	2.9	4.0	2.9
Net income	875	2,444	2,775	4,168	219	939	1,296
per common share in euros	0.80	2.22	2.54	3.84	0.21	0.91	1.28
Net income from continuing operations as a % of stockholders’ equity (ROE)	17.4	24.5	18.1	21.0	4.6	19.1	27.3

	period ended 2007				period ended 2008
Inventories as a % of sales	11.7	12.8	14.2	12.0	13.9	14.1	15.4
Net debt : group equity ratio	(9):109	(12):112	(7):107	(32):132	4:96	7:93	8:92
Total employees (in thousands)	124	126	128	124	134	133	128
of which discontinued operations	6	6	6	6	6	5	—
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